

25002959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
6-68040

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McIntyre Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 Columbus Circle - 15th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David McPhedran	646-450-3554	dmcphedran@mcintyrecap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA PC
(Name – If individual, state last, first, and middle name)

125 E. Lake St	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/09	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McPhedran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McIntyre Capital Partners, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SCOTT M. BRIEN
Notary Public, State of New York
Reg. No. 6222423
Qualified in Dutchess County
Commission Expires M... 19, 2026



Notary Public

Signature: 

Title:
Managing Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCINTYRE CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

MCINTYRE CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS

	Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplementary Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Exemption Report Under Rule 15c3-3	11 - 12
Independent Registered Public Accounting Firm – Exemption Report	13



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of McIntyre Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McIntyre Capital Partners, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of McIntyre Capital Partners, LLC a of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of McIntyre Capital Partners, LLC's management. Our responsibility is to express an opinion on McIntyre Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McIntyre Capital Partners, LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of McIntyre Capital Partners, LLC's financial statements. The supplemental information is the responsibility of McIntyre Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information which includes Schedule I and Schedule II within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as McIntyre Capital Partners, LLC's auditor since 2021.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 31, 2025

MCINTYRE CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

	Dec 31, 2024
ASSETS	
Current Assets	
Checking/Savings	
JP Morgan Chase Bank	11,368
Web CRD	25
Total Checking/Savings	11,393
Accounts Receivable	30,000
Other Current Assets	
Security Deposit	2,500
Total Other Current Assets	2,500
Total Current Assets	43,893
TOTAL ASSETS	**$43,893**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	20,800
Total Accounts Payable	20,800
Credit Cards	
American Express	6,874
Total Credit Cards	6,874
Total Current Liabilities	27,674
Total Liabilities	27,674
Equity	
Paid-in-Capital	5,000
Members Draw	(436,188)
Members Equity	393,008
Net Income	54,398
Total Equity	16,218
TOTAL LIABILITIES & EQUITY	**$43,893**

The accompanying notes are an integral part of these financial statements.

MCINTYRE CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2024

	Jan - Dec 24
Ordinary Income/Expense	
Income	
Commission Income	150,142
Consulting/Retainer	287,233
Total Income	437,375
Expense	
Commissions	235,530
Office	
Dues and Subscriptions	12,879
Rent Expense	12,910
Hardware	786
Software	26,811
Telephone Expense	2,806
Computer and Internet Expenses	364
Printing and Reproduction	510
Office Supplies	86
Total Office	57,153
Regulatory	
Consulting Advisory Fees	22,033
Registration Fees	13,572
SIPC Dues	466
Fidelity Bond Insurance	576
Total Regulatory	36,647
Accounting, Legal, Banking	
Accounting	30,985
Legal Expenses	1,037
Bank Service Charges	841
Total Accounting, Legal, Banking	32,862
Travel	
Airfare	14,435
Automobile	670
Hotels	2,042
Train, Taxi, Auto, Parking	2,203
Meals and Entertainment	1,436
Total Travel	20,785
Miscellaneous	0
Total Expense	382,976
Net Ordinary Income	54,398
Net Income	**$54,398**

The accompanying notes are an integral part of these financial statements.

MCINTYRE CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR DECEMBER 31, 2024

	2024
Balance - December 31, 2023	$ 9,355
Member's capital contributions in 2024	14,000
Member's capital withdrawals in 2024	(61,535)
Net income in 2024	54,398
Balance - December 31, 2024	**$ 16,218**

The accompanying notes are an integral part of these financial statements.

MCINTYRE CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
JANUARY - DECEMBER 2024

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	54,398
Other Operating Activities	1,628
Net cash provided by Operating Activities	56,026
FINANCING ACTIVITIES	
Equity Distributions	(61,535)
Equity Contributions	5,000
Net cash provided by Financing Activities	(56,535)
Net cash decrease for period	(509)
Cash at beginning of period	11,902
Cash at end of period	**$11,393**
Cash Paid for Interest	0
Cash Paid for Taxes	0
Non-Cash Contribution	9,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and nature of business

McIntyre Capital Partners, LLC (the "Company"), is a broker-dealer registered with the Security and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on May 21, 2008 as a Washington State Limited Liability Company. The Company offers merger and acquisition advisory services and helps clients raise capital via private placements.

Note 2 - Significant accounting policies

Basis of accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote. There are no year-end receivables that the Company has determined as uncollectable.

Revenue recognition

The Company engages in providing private placement and advisory services. Investment banking fees are recorded on a trade date basis and advisory fees are recognized at the time services are earned. The Company may be engaged as a finder in connection with capital funding engagements where introduction and success fees are earned at the time services are rendered and following the satisfactory funding of each investment opportunity in accordance with the completion of the terms of each capital raising opportunity. The Company offers no warranties, guarantees or refunds.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Significant accounting policies (continued)

Expense reimbursements

During the normal course of business, the Company enters into various contracts that may include a reimbursement for expenses or regulatory fees incurred while performing services under that contract. These reimbursements are recorded as a reduction of the corresponding expense when received.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2024.

Note 4 - Concentrations of credit risk

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2024.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $-16,282 which was $-21,282 below its required net capital of $5,000. The Company's net capital ratio was -3.91. The deficiency was corrected as of Jan 3rd, 2025 and at the time of notification.

Note 6 – Income Taxes

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the members on their respective returns. Accordingly, no provision for federal or state income taxes or income tax recoveries is recorded

Note 6 – Income Taxes (continued)

in the financial statements of the Company as of December 31, 2024. The Company is subject to New York City unincorporated business tax.

Uncertain tax positions - The Company adopted the provisions of "*Accounting for Uncertainty in Income Taxes*" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2023, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The tax returns are open to examination by taxing authorities for the years after 2021.

Note 7 – Commitments

The Company renewed their lease agreement for its New York City office space on January 1st, 2025 for $1,200 per month. The lease expires December 31, 2025.

Note 8 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement transactions, investment banking, investment advisory and M&A advisory.

The Company has identified David McPhedran as the Chief Operating Decision Maker ("CODM"), who used net income and excess net capital in order to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or pay dividends. Our operations constitute a single operating segment because the Company effects transactions in various securities within the United States. The CODM manages the business activities using information of the Company as a whole and decides how to allocate resources based on net income that is reported on the income statement as net income. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (See Note 2) and excess net capital is measured in accordance with SEC Rule 15c3-1.

Three customers account for 34%, 21% and 29% of revenue, respectively. One customer accounts for 100% of the accounts receivable as of December 31st, 2024.

SCHEDULE I

MCINTYRE CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

	December 31, 2024
ASSETS	
Allowable Assets	
Cash	11,392
Other	0
Total Allowable Assets	11,392
Non-Allowable Assets	32,500
TOTAL ASSETS	43,892
LIABILITIES & EQUITY	
Aggregate Indebtedness	
Accounts Payable	27,674
Total Aggregate Indebtedness	27,674
Equity	
Members Draw	(436,188)
Paid in Capital	5,000
Members' Equity	393,008
Net Income	54,398
Total Equity	16,218
TOTAL LIABILITIES & EQUITY	43,893
TOTAL EQUITY	16,218
Less Non-allowable assets	32,500
NET CAPITAL	(16,282)
Less the greater of:	
6 2/3% of Aggregate Indebtednes	1,843
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	(21,282)
EXCESS NET CAPITAL at 120%	(25,538)
Net Capital Percentage of Requirement	-391%
Aggregate Indebtedness Ratio	-169.97%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2024 unaudited FOCUS Report, as amended.

MCINTYRE CAPITAL PARTNERS, LLC
AS OF DECEMBER 31, 2024

Schedule II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Not applicable

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Not applicable



February 26th, 2025

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC Regional Office
200 Vesey St. Suite #400
New York, NY 10281

Financial Industry Regulatory Authority
FINRA
55 West Monroe Street, Suite 2600
Chicago, IL 60603

RE: EXEMPTION REPORT pursuant to SEC Rule 17a-5(d)(4)

To Whom It May Concern:

McIntyre Capital Partners, LLC (CRD# 148521) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

McIntyre Capital Partners, LLC
3 Columbus Circle ◦ 15th Floor ◦ New York ◦ NY ◦ 10019 ◦ (646) 450-3554

McIntyre Capital Partners, LLC

Report is true and correct.



February 26th, 2025

By: David McPhedran

Date

Title: Managing Partner


MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of McIntyre Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which McIntyre Capital Partners, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because McIntyre Capital Partners, LLC limits its business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and McIntyre Capital Partners, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to McIntyre Capital Partners, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

McIntyre Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about McIntyre Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 31, 2025